As filed with the Securities and Exchange Commission on March 26, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

SCHEDULE 14D-9

(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

________________________

FS Energy and Power Fund

(Name of Subject Company)

FS Energy and Power Fund

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest,

Par Value $0.001 per share

(Title of Class of Securities)

30264D 109
(CUSIP Number of Class of Securities)

________________________

Michael C. Forman
Chairman and Chief Executive Officer
FS Energy and Power Fund
201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

________________________

With Copies to:
Mark I. Greene, Esq.
Aaron M. Gruber, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

(a) Name and Address.  The name of the subject company is FS Energy and Power Fund, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is formed as a Delaware statutory trust (the “Company”). The address of its principal executive offices is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 and the telephone number of its principal executive offices is (215) 495-1150.

(b) Securities.  The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common shares of beneficial interest, par value $0.001 per share (the “Shares”).  As of March 22, 2018, there were 440,155,335 Shares outstanding.

Item 2.  Identity and Background of Filing Person

(a) Name and Address.  The Company is the filing person and the subject company.  The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.  This Schedule 14D-9 relates to the offer by SCM Special Fund 3, LP (the “Offeror” and, together with Mackenzie Capital Management, LP, the “Bidders”) to purchase up to 1,000,000 Shares at a purchase price equal to $5.12 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2018 (the “Offer to Purchase”) and in the related Assignment Form (together with the Offer to Purchase, the “Offer”), as set forth in the Tender Offer Statement on Schedule TO, filed by the Bidders with the Securities and Exchange Commission (the “SEC”) on March 26, 2018 (as amended from time to time and together with the exhibits thereto, the “Schedule TO”).  Unless the Offer is extended, it will expire at 11:59 p.m., Pacific Time, on May 1, 2018.  The foregoing summary of the Offer is qualified in its entirety by the Offer to Purchase.

The Bidders filed the Schedule TO; however, the Schedule TO provides that Mackenzie Capital Management, LP is named therein because it is deemed to control the Offeror, but is not otherwise participating in the Offer. According to the Schedule TO, the address of the principal executive offices of the Offeror is 1640 School Street, Moraga, California 94556, and the telephone number of the Offeror is (800) 854-8357.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and its respective executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, trustees or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in: (i) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed by the Company with the SEC on March 7, 2018 (the “Form 10-K”); (ii) the section entitled “Certain Relationships and Related Party Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 28, 2017 (the “2017 Proxy Statement”) and (iii) the section entitled “Security Ownership of Management and Certain Beneficial Owners” in the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on January 18, 2018 (the “January 2018 Proxy Statement”). The Form 10-K, the 2017 Proxy Statement and the January 2018 Proxy Statement were previously made available to all of the Company’s shareholders and are available for free on the SEC’s website at www.sec.gov.

Item 4.  The Solicitation or Recommendation

(a) Recommendation.  The Company’s Board of Trustees unanimously recommends that you reject the Offer and not tender your Shares. The information set forth in the letter to shareholders, dated March 26, 2018 (the “Letter to Shareholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons.  The information set forth in the Letter to Shareholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender.  After reasonable inquiry and to the best knowledge of the Company, neither the Company nor any of the Company’s executive officers, trustees, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Offer.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the Company’s shareholders in connection with the Offer.

Item 6.  Interest in Securities of the Subject Company

During the past 60 days prior to the filing of this Schedule 14D-9, no transactions in the Shares have been effected by the Company or, to the knowledge of the Company, by any executive officer, trustee, affiliate or subsidiary of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.  Additional Information

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 (including the information incorporated herein by reference) other than historical information may contain forward-looking statements.  Forward-looking statements include, but are not limited to, statements that relate to future events or the Company’s future performance or financial condition.  Words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words.  The forward-looking statements contained in this Schedule 14D-9 involve risks and uncertainties.  The Company’s actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including, but not limited to, the factors set forth in “Item 1A. Risk Factors” of the Form 10-K for the year ended December 31, 2017.  Other factors that could cause actual results to differ materially include changes in the economy, risks associated with the possible disruption in the Company’s operations or the economy generally due to terrorism or natural disasters and future changes in laws or regulations and conditions in the Company’s operating areas.  The Company has based the forward-looking statements included in this Schedule 14D-9 on information available to the Company on the date of this Schedule 14D-9.  Except as required by the federal securities laws, the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.  Shareholders are advised to consult any additional disclosures that the Company may make directly to shareholders or through reports that the Company may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Item 9.  Exhibits

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS ENERGY AND POWER FUND

Date: March 26, 2018	/s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: Vice President, Treasurer and Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)	Letter to Shareholders of the Company, from Michael C. Forman, Chairman and Chief Executive Officer of the Company, dated as of March 26, 2018.

(e)(1)
The information contained under the heading “Certain Relationships and Related Party Transactions” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on April 28, 2017 is incorporated herein by reference.

(e)(2)
The information contained under the heading “Security Ownership of Management and Certain Beneficial Owners” of the Company’s Definitive Proxy Statement on Schedule 14A, filed by the Company with the SEC on January 18, 2018 is incorporated herein by reference.

(e)(3)
The information contained under the heading “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed by the Company with the SEC on March 7, 2018 is incorporated herein by reference.